July 22, 2025

SIDE LETTER AGREEMENT

Apeiron Investment Group Ltd
66 & 67 Beatrice
Amery Street
Sliema, SLM 1707
Malta

Attention: James G. Simpson, General Counsel

This letter (the "**Letter Agreement**") will confirm the agreement of ATAI Life Sciences N.V. (the "**Company**") on certain matters in connection with the filing by Christian Angermayer ("**CA**") and/or any of his affiliates, including, without limitation, Apeiron Investment Group Ltd. ("**Apeiron**", and collectively, the "**Relevant Holders**") of a filing that is expected to be made by CA pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**").

WHEREAS, on July 1, 2025, the Company and Apeiron entered into a subscription agreement in relation to the purchase by Apeiron of 8,675,799 shares of the Company, subject to the terms and conditions set forth therein (the "**Subscription**").

WHEREAS, following completion of the Subscription, the aggregate value of the voting securities of the Company held by the Relevant Holders is expected to exceed $126.4 million.

WHEREAS, in connection with the Subscription, Apeiron and the Company have agreed that the expiration or termination of the waiting period (and any extension thereof) under the HSR Act with respect to a filing by the Relevant Holders pursuant to the HSR Act is a condition to the completion of the Subscription.

WHEREAS, in connection with the Subscription, each of the Company and Apeiron has agreed to use its reasonable best efforts to cooperate in the HSR Act filing and certain other matters in connection with the HSR Act.

WHEREAS The Company acknowledges that it will benefit from the HSR Act filing and expiration of the waiting period in connection with such filing.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Apeiron hereby agree as follows:

The Company shall reimburse Apeiron for certain reasonable and documented out-of-pocket expenses incurred by Apeiron in connection with the HSR Act filing, in an amount not to exceed $150,000 absent the prior, written consent of the Company for any such excess.

The Company and Apeiron agree to keep confidential the existence and terms of this Letter Agreement, unless disclosure is required by applicable law, regulation or legal or regulatory process, including FINRA or the Securities and Exchange Commission requirements; provided that each party may disclose this Letter Agreement to and discuss such Letter Agreement with its directors, officers, stockholders, investors, partners, members, legal advisors and other advisors.

Except as otherwise provided herein, the terms and conditions of this Letter Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties, provided, that Apeiron shall not assign its rights under this Letter Agreement without the prior written consent of the Company. Nothing in this Letter Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Letter Agreement, except as expressly provided in this Letter Agreement.

This Letter Agreement shall be governed by and construed under the laws of the State of New York.

This Letter Agreement may be executed and delivered by facsimile or electronic signature (including .pdf) and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

Whenever possible, each provision of this Letter Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Letter Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Letter Agreement.

[*Signature page follows*]

Very truly yours,

ATAI Life Sciences N.V.

DocuSigned by:

By: ______ 2B691C2991964EE... ______________

Name: Srinivas Rao

Title: CEO

Agreed and Accepted,

Apeiron Investment Group Ltd.

DocuSigned by:

By: _______ B43F119CA5E6437... ______________

Name: Mario Frendo

Title: Director

[Signature Page to Side Letter]



Certificate Of Completion

Envelope Id: D8376E3D-FF7E-4562-A45D-E9578DCCB286		Status: Completed
Subject: Complete with Docusign: Apeiron - Barracuda - HSR Side Letter (4899-1221-6659.2)[1].docx		
Source Envelope:		
Document Pages: 3	Signatures: 1	Envelope Originator:
Certificate Pages: 3	Initials: 0	Apeiron Contracts
AutoNav: Enabled		contracts@apeiron-investments.com
EnvelopeId Stamping: Enabled		IP Address: 77.71.171.133
Time Zone: (UTC-08:00) Pacific Time (US & Canada)		

Record Tracking

Status: Original	Holder: Apeiron Contracts	Location: DocuSign
7/22/2025 10:13:40 AM	contracts@apeiron-investments.com	

Signer Events	Signature	Timestamp
Mario Frendo mario.frendo@apeiron-investments.com Director Apeiron Investments Group Ltd Security Level: Email, Account Authentication (None)	DocuSigned by: B43F119CA5E6437... Signature Adoption: Uploaded Signature Image Using IP Address: 77.71.171.133	Sent: 7/22/2025 10:16:46 AM Viewed: 7/22/2025 10:17:02 AM Signed: 7/22/2025 10:17:06 AM

Electronic Record and Signature Disclosure:
    Accepted: 11/11/2024 12:54:10 AM
    ID: f4e50ecf-a168-400c-884a-c57ccc6e0023		

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	7/22/2025 10:16:46 AM
Certified Delivered	Security Checked	7/22/2025 10:17:02 AM
Signing Complete	Security Checked	7/22/2025 10:17:06 AM
Completed	Security Checked	7/22/2025 10:17:06 AM

Payment Events	Status	Timestamps

Electronic Record and Signature Disclosure

ELECTRONIC RECORD AND SIGNATURE DISCLOSURE

From time to time, Apeiron Contracts (we, us or Company) may be required by law to provide to you certain written notices or disclosures. Described below are the terms and conditions for providing to you such notices and disclosures electronically through the DocuSign system. Please read the information below carefully and thoroughly, and if you can access this information electronically to your satisfaction and agree to this Electronic Record and Signature Disclosure (ERSD), please confirm your agreement by selecting the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

Getting paper copies

At any time, you may request from us a paper copy of any record provided or made available electronically to you by us. You will have the ability to download and print documents we send to you through the DocuSign system during and immediately after the signing session and, if you elect to create a DocuSign account, you may access the documents for a limited period of time (usually 30 days) after such documents are first sent to you. After such time, if you wish for us to send you paper copies of any such documents from our office to you, you will be charged a $0.00 per-page fee. You may request delivery of such paper copies from us by following the procedure described below.

Withdrawing your consent

If you decide to receive notices and disclosures from us electronically, you may at any time change your mind and tell us that thereafter you want to receive required notices and disclosures only in paper format. How you must inform us of your decision to receive future notices and disclosure in paper format and withdraw your consent to receive notices and disclosures electronically is described below.

Consequences of changing your mind

If you elect to receive required notices and disclosures only in paper format, it will slow the speed at which we can complete certain steps in transactions with you and delivering services to you because we will need first to send the required notices or disclosures to you in paper format, and then wait until we receive back from you your acknowledgment of your receipt of such paper notices or disclosures. Further, you will no longer be able to use the DocuSign system to receive required notices and consents electronically from us or to sign electronically documents from us.

All notices and disclosures will be sent to you electronically

Unless you tell us otherwise in accordance with the procedures described herein, we will provide electronically to you through the DocuSign system all required notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you during the course of our relationship with you. To reduce the chance of you inadvertently not receiving any notice or disclosure, we prefer to provide all of the required notices and disclosures to you by the same method and to the same address that you have given us. Thus, you can receive all the disclosures and notices electronically or in paper format through the paper mail delivery system. If you do not agree with this process, please let us know as described below. Please also see the paragraph immediately above that describes the consequences of your electing not to receive delivery of the notices and disclosures electronically from us.

How to contact Apeiron Contracts:

You may contact us to let us know of your changes as to how we may contact you electronically, to request paper copies of certain information from us, and to withdraw your prior consent to receive notices and disclosures electronically as follows:
To contact us by email send messages to: contracts@apeiron-investments.com

To advise Apeiron Contracts of your new email address

To let us know of a change in your email address where we should send notices and disclosures electronically to you, you must send an email message to us at contracts@apeiron-investments.com and in the body of such request you must state:

your previous email address, your new email address. We do not require any other information from you to change your email address

If you created a DocuSign account, you may update it with your new email address through your account preferences.

To request paper copies from Apeiron Contracts

To request delivery from us of paper copies of the notices and disclosures previously provided by us to you electronically, you must send us an email to contracts@apeiron-investments.com and in the body of such request you must state your email address, full name, mailing address, and telephone number. We will bill you for any fees at that time, if any.

To withdraw your consent with Apeiron Contracts

To inform us that you no longer wish to receive future notices and disclosures in electronic format you may:

i. decline to sign a document from within your signing session, and on the subsequent page, select the check-box indicating you wish to withdraw your consent, or you may;

ii. send us an email to contracts@apeiron-investments.com and in the body of such request you must state your email, full name, mailing address, and telephone number. We do not need any other information from you to withdraw consent. The consequences of your withdrawing consent for online documents will be that transactions may take a longer time to process.

Required hardware and software

The minimum system requirements for using the DocuSign system may change over time. The current system requirements are found here: https://support.docusign.com/guides/signer-guide-signing-system-requirements.

Acknowledging your access and consent to receive and sign documents electronically

To confirm to us that you can access this information electronically, which will be similar to other electronic notices and disclosures that we will provide to you, please confirm that you have read this ERSD, and (i) that you are able to print on paper or electronically save this ERSD for your future reference and access; or (ii) that you are able to email this ERSD to an email address where you will be able to print on paper or save it for your future reference and access. Further, if you consent to receiving notices and disclosures exclusively in electronic format as described herein, then select the check-box next to 'I agree to use electronic records and signatures' before clicking 'CONTINUE' within the DocuSign system.

By selecting the check-box next to 'I agree to use electronic records and signatures', you confirm that:

- You can access and read this Electronic Record and Signature Disclosure; and
- You can print on paper this Electronic Record and Signature Disclosure, or save or send this Electronic Record and Disclosure to a location where you can print it, for future reference and access; and
- Until or unless you notify Apeiron Contracts as described above, you consent to receive exclusively through electronic means all notices, disclosures, authorizations, acknowledgements, and other documents that are required to be provided or made available to you by Apeiron Contracts during the course of your relationship with Apeiron Contracts.